THE GOODYEAR TIRE & RUBBER COMPANY

Akron, Ohio 44316-0001

October 20, 2023

VIA EDGAR

Ms. Beverly Singleton

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549-7010

Re:	The Goodyear Tire & Rubber Company
Form 10-K for the Fiscal Year Ended December 31, 2022
Form 10-Q for the Quarterly Period Ended June 30, 2023
Response dated October 3, 2023
File No. 001-01927

Dear Ms. Singleton:

The Goodyear Tire & Rubber Company (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter dated October 6, 2023 (the “Comment Letter”), with respect to the above-referenced filings. The Comment Letter requests that the Company respond within ten (10) business days from the date thereof or advise the Staff of when the Company will provide a response. As discussed with you, the Company respectfully requests an extension until November 7, 2023 to respond to the Comment Letter in order to complete our evaluation of goodwill and intangible assets for the third quarter of 2023. Should you have any questions, please call me at 330-796-4141 or Margaret Snyder at 330-796-0228. Thank you very much for your courtesy and cooperation in this matter.

Respectfully submitted,

The Goodyear Tire & Rubber Company

By:	/s/ Daniel T. Young
Daniel T. Young
Secretary

cc:	Melissa Gilmore, U.S. Securities and Exchange Commission

Christina L. Zamarro, The Goodyear Tire & Rubber Company

Margaret V. Snyder, The Goodyear Tire & Rubber Company